EXHIBIT H

Transactions in the Shares Effected since the Filing of Amendment No. 6

The following table sets forth all transactions in the Shares effected since the filing of Amendment No. 6. All such transactions were effected in the open market through brokers and the price per share is net of commissions.

Trade Date	Shared Purchased (Sold)	Price Per Share ($)
01/05/2015	(420,000)	81.19
01/06/2015	(408,762)	81.11
01/07/2015	(31,100)	81.23
01/07/2015	(13,868)	81.24
01/07/2015	(1,177,600)	81.25
01/09/2015	(26,503)	81.12